Exhibit 99.11

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technological information related to the news releases and other disclosure documents of Collective Mining Ltd. that are of a scientific and technical nature pertaining to the Guayabales Gold-Silver-Copper Project, which is included in this Annual Report on Form 40-F being filed by Collective Mining Ltd. with the United States Securities and Exchange Commission.

Dated: March 31, 2026	/s/ John Wells
John Wells